

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 8, 2016

D. Michael Cockrell
Chief Financial Officer
Sanderson Farms, Inc.
127 Flynt Road
Laurel, Mississippi 39443

> **Re: Sanderson Farms, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2015**
> **Filed on December 17, 2015**
> **File No. 001-14977**

Dear Mr. Cockrell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended October 31, 2015

Note 1: Significant Accounting Policies, page 45

1.   It appears that you have determined that you operate in one reportable segment. We also note the following:

- The largest market segments of the chicken industry are big bird deboning, chill pack, and small birds, and you operate in two of the three segments (big bird deboning and chill pack).
- Six of your processing plants participate in the big bird deboning market segment and four of your processing plants participate in the chill pack market segment.
- Plants that target the big bird deboning market grow a relatively large bird and plants that target the chill pack retail grocery market grow a medium sized bird.
- Products from your big bird deboning plants are sold primarily at spot commodity market prices to further processors. Products from your chill pack plants are

> primarily sold under long term contracts with pricing based on a formula that uses the Georgia Dock whole bird price as its base to resellers to retail grocery outlets.

- You disclose on page 5 that you conduct your businesses through the production, processing and food divisions.

In light of the above, please tell us your operating segment(s) and disclose the factors used to identify the segment(s), including management's basis of organization (for example, whether management has chosen to organize around differences in products, geographically, regulatory environments, or a combination of factors and whether operating segments have been aggregated). Refer to ASC 280-10-50-1 to 9 and 21. If you aggregated them into one reportable segment pursuant to ASC 280-10-50-11, please include your analysis of the aggregation criteria under the literature in your response. In addition, please provide us the following information in your determination of operating segment(s).

- Provide us with your organization structure. In particular, tell us who your CODM is and who reports to your CODM.
- Identify for us the operating decisions your CODM makes on a regular basis and the nature of the information used to make those decisions, as well as the information included in the CODM reporting package, if different.
- Tell us how your budgets are developed, including the nature of the information reviewed and approved in each step of the process, and the nature of the information conveyed to the CODM when actual results differ from budgets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure